Exhibit 99.1

For Immediate Release
 September 3, 2002

SAP’s Founding Shareholders Confident:
Independence Ensured even without Pooling Agreement

Existing pooling agreement terminated effective September 2, 2002

     WALLDORF, Germany — September 3, 2002 — In connection with the adaptation of SAP AG’s capital structure to reflect generally accepted practice in the capital markets, the holding companies and foundations controlled by founding shareholders of SAP AG have terminated the existing pooling agreement governing their shareholdings effective September 2, 2002. The parties to the agreement are convinced that the independence of SAP is sufficiently guaranteed even without a pooling agreement to bind the parties. “In spite of the termination of the pooling agreement, the former parties to the pool do not have the intention of significantly reducing the shares they hold,” said Hasso Plattner, Dietmar Hopp and Klaus Tschira.

     The pooling agreement which has now been terminated provided in particular for a uniform voting procedure at the annual general meeting as well as for certain restrictions on share sales and certain purchase rights of first refusal with respect to the shares covered by the pool. The holding companies and foundations controlled by Dietmar Hopp, Hasso Plattner and Klaus Tschira had brought substantially all of their SAP shares into the pooling agreement. In accordance with the German Securities Trading Act (Wertpapierhandelsgesetz), the voting rights attributable to the shares covered by the pool were therefore ascribed to the founding shareholders collectively. As a result, the voting rights attributable to the individual persons, the holding companies and the foundations of the SAP founders represented up to 30.17% of SAP AG.

SAP’s Founding Shareholders Confident	Page 2

     According to the notices which have been sent to SAP AG in accordance with the provisions of the German Securities Trading Act (Wertpapierhandelsgesetz), the voting rights attributable as of September 2, 2002 to the parties are as follows: Dietmar Hopp and his foundation, approximately 10.5%; Hasso Plattner, his foundation and holding company together approximately 11.8%; and Klaus Tschira, his foundation and holding company together approximately 12.3%.

     In February 2001, SAP AG announced the proposed conversion of preferred shares into ordinary shares, with a view to simplifying the capital structure and adapting it to conform to generally accepted practice in the international capital markets. Following the resolutions with respect to this conversion approved by the annual general meeting of shareholders and the special meeting of preference shareholders in May 2001 and the registration of the changes in the commercial register in June 2001, SAP’s subscribed capital consists exclusively of ordinary shares.

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About SAP
 SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,000 companies in over 120 countries run more than 50,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, SAPPHIRE, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.

For more information, press only:

Laurie Doyle Kelly, + 49 (160) 360 32 29, laurie.doyle.kelly@sap.com, CET
Markus Berner, + 49 (160) 889 64 62, markus.berner@sap.com, CET
Michael Rust, Burson-Marsteller, + 49 (69) 238 09 23, michael_rust@de.bm.com, CET